SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2007

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 2, 2007	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 1, 2007
CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND AND
ANNOUNCES INTENTION TO INCREASE SHARE REPURCHASES
CALGARY — The Board of Directors of Canadian Pacific Railway Limited (TSX/NYSE: CP) today declared an increase in CP’s next quarterly dividend to twenty two and one-half cents ($0.225) Canadian per share on the outstanding Common Shares, from eighteen and three-quarter cents ($0.1875) per share., an increase of 20 per cent .
It is the fourth increase since July 2004, when CP’s quarterly dividend was twelve and three-quarter cents ($0.1275) per share on the outstanding Common Shares. Altogether, CP’s dividend has increased 76 per cent since July 2004.
The $0.225 dividend is payable on April 30th, 2007, to holders of record at the close of business on March 30th, 2007 and is an eligible dividend pursuant to subsection 89(14) of the Income Tax Act.
CP also announces that its Board of Directors has authorized the acquisition of up to 5.5 million Common shares of CP for cancellation in 2007, and if not completed in 2007, in 2008, through normal course issuer bid purchases. This represents approximately 3.5 per cent of its Common Shares outstanding at December 31, 2006.
CP currently has in place a normal course issuer bid under which it is permitted to purchase up to 3.9 million Common Shares during the 12 month period ending June 5, 2007. CP has substantially completed the purchase of the shares permitted under this current authorization with the purchase of 3.4 million shares in 2006 and the purchase of 250,000 shares in 2007. Subject to regulatory approval, CP intends to file a notice to make a further normal course issuer bid to enable it to purchase up to 5.5 million shares during 2007.
In Fiscal 2006, CP repurchased 5.0 million of its shares for cancellation.
“Canadian Pacific’s integrated operating plan and focus on execution excellence continue to drive meaningful improvement,” said Mike Lambert, Executive Vice President and Chief Financial Officer. “The increased dividend and continuation of the share buyback program, reflects CP’s commitment to create and deliver shareholder value.”
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, and most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CPR a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts:

Media	Investment Community
Leslie Pidcock	Janet Weiss, Assistant Vice-President
Tel.: (403) 319-6878	Investor Relations
email: leslie_pidcock@cpr.ca	Tel.: (403) 319-3591 email: investor@cpr.ca